Exhibit 12

ArvinMeritor, Inc.
Computation of Ratio of Earnings to Fixed Charges
Twelve Months Ended September 30, 2009
(in millions)

Earnings Available for Fixed Charges (A):

Pre-tax loss from continuing operations	$(361)

Less:
Equity in earnings of affiliates, net of dividends	10
(351)
Add: fixed charges included in earnings:
Interest expense	94
Interest element of rentals	11
Total	105

Total earnings available for fixed charges (C):	$—

Fixed Charges (B):
Fixed charges included in earnings	$105
Capitalized interest	—
Total fixed charges	$105

Ratio of Earnings to Fixed Charges	(C)

(A) “Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B) “Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

(C) The company had a loss in current year. The ratio coverage was less than 1:1. The company must generate additional pre-tax earnings of $351 million to achieve coverage of 1:1.